Exhibit 99.1

press release

AMNS Luxembourg Holding S.A. signs loan agreement

17 March 2020, 08:45 CET

On 17 March 2020, AMNS Luxembourg Holding S.A. (“AMNS”), the parent company of the AMNS India joint venture in partnership with Nippon Steel Corporation (“NSC”), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International Cooperation (“JBIC”) and MUFG BANK, LTD. , SUMITOMO MITSUI BANKING CORPORATION, MIZUHO BANK EUROPE N.V., and SUMITOMO MITSUI TRUST BANK, LIMITED (LONDON BRANCH).  The proceeds of the loan will be used to refinance in full the amounts borrowed by AMNS in connection with the acquisition of ArcelorMittal Nippon Steel India Limited (formerly known as Essar Steel India Limited), including the amounts borrowed under the $7 billion bridge term facilities agreement guaranteed by ArcelorMittal.